August 23, 2006

Mr. Carlton Tartar

Assistant Chief Accountant

United States Securities and Exchange Commission

Washington DC 20549

Mail Stop 3561

Re: Coronado Corp.

Item 4.01 Form 8-K

Filed 8/8/06

File No. 333-135037

Dear Mr. Tartar:

The Company has made certain changes and additions to its Form 8-K, in response to comments by the Commission. The Company has incorporate those changes into its amended 8K and has filed such amendment.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, approve the Proxy materials filed on Schedule 14A, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CORONADO CORP.

/s/ Shawn Phillips

Shawn Phillips

Secretary, Principal Accounting Officer